As filed with the Securities and Exchange Commission on June 13, 2003

Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TIB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Florida	65-0655973

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

99451 Overseas Highway, Key Largo, Florida	33037-7808

(Address of Principal Executive Offices)	(Zip Code)

401(K) Savings and Employee Stock Ownership Plan

(Full title of the plan)

Edward V. Lett
President and Chief Executive Officer
TIB Financial Corp.
99451 Overseas Highway
Key Largo, Florida 33037-7808
(Name and address of agent for service)

(305) 451-4660
(Telephone number, including area code, of agent for service)
Copies to:
John P. Greeley, Esquire
Smith Mackinnon, PA
255 South Orange Avenue, Suite 800
Orlando, Florida 32801

CALCULATION OF REGISTRATION FEE

				Proposed Maximum
Title of securities	Amount to be		Proposed Maximum	Aggregate Offering	Amount of
to be registered	Registered		Offering Price Per Share	Price	Registration Fee

Common Stock, par value $0.10 per share	100,000 shares	(1)	$17.48	$1,748,000	$141.42

(1)	Pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers (i) an indeterminate amount of interest to be offered or sold to the employee benefit plan described herein, and (ii) an indeterminate number of shares which may be required to be issued or may be issued pursuant to the antidilution provisions of the plan for stock splits, stock dividends or similar transactions

(2)	Estimated solely for purposes of calculating the registration fee, pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the last sale price of the Common Stock on June 5, 2003

PART II INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
SIGNATURES
EXHIBIT INDEX
Opinion of Smith Mackinnon PA
Consent of BDO Seidman LLP

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

     The following documents filed by TIB Financial Corp. (“TIB”, the “Company”, or “Registrant”) with the Securities and Exchange Commission (the “Commission”) (File No. 000-21329) are incorporated herein by reference:

1.	TIB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as filed with the Commission on March 28, 2003.

2.	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2002.

     All other documents subsequently filed by TIB pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment to this Registration Statement which indicates that all the shares of TIB Common Stock offered hereby have been sold or which deregisters all the shares of TIB Common Stock then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Common Stock

     TIB has 7,500,000 shares of authorized common stock, par value $0.10 per share. The holders of TIB common stock have one vote per share in all proceedings in which action shall be taken by TIB stockholders. TIB shares are quoted on The NASDAQ National Market under the symbol “TIBB.”

Trust Preferred Securities

     TIB has participated in separate pooled offerings of trust preferred securities through the formation of separate wholly-owned statutory trust subsidiaries which issued the trust preferred securities. The trusts used the proceeds from the issuance of the trust preferred securities to acquire junior subordinated notes from us. The trust preferred securities essentially mirror the debt securities, carrying accumulated preferred dividends. One of TIB’s trust subsidiaries issued $8,000,000 of trust preferred securities on September 7,

2000, which carry a cumulative preferred dividend at a fixed rate equal to the 10.6% interest rate on the debt securities. The trust preferred securities and debt securities are callable by TIB or the trust, at their respective option after ten years, and at varying premiums and sooner in specific events, subject to prior approval by the Federal Reserve Board, if then required. On July 31, 2001, a second trust formed by TIB participated at an amount of $5,000,000 in a pooled offering of trust preferred securities, carrying a cumulative preferred dividend at a variable rate equal to the interest rate on the debt securities (three month LIBOR plus 358 basis points). The initial rate in effect at the time of issuance was 7.29% and is subject to change quarterly. The rate in effect at December 31, 2002 was 5.34%. The trust preferred securities and the debt securities are callable by TIB or the trust, at their respective option after five years, at varying premiums and sooner in specific events, subject to prior approval by the Federal Reserve Board, if then required. TIB has treated the trust preferred securities as Tier 1 capital up to the maximum amount allowed, and the remainder as Tier 2 capital for federal regulatory purposes. TIB has fully and unconditionally guaranteed the trusts’ obligations under their respective trust preferred securities, to the extent that the trusts have proceeds available to pay such amounts.

Rights to Dividends

     So long as TIB is not in default and has not deferred its obligation to make payments of interest in connection with the Trust Preferred Securities, the holders of TIB common stock will be entitled to dividends when, as, and if declared by TIB Board of Directors out of funds legally available for dividends. Under Florida law, dividends may be legally declared or paid only if, after their payment, TIB can pay its debts as they come due in the usual course of business, and then only if TIB’s total assets equal or exceed the sum of TIB’s liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock then outstanding whose preferential rights are superior to those receiving the distribution.

Rights Upon Liquidation

     In the event of TIB’s voluntary or involuntary liquidation or dissolution, or the winding-up of TIB’s affairs, TIB’s assets will be applied first to the payment, satisfaction and discharge of TIB existing debts and obligations, including the necessary expenses of dissolution or liquidation, and then pro rata to the holders of TIB’s common stock. TIB has guaranteed the payment of distributions to holders of the Trust Preferred Securities. Therefore, TIB’s debts and obligations to be satisfied upon TIB’s liquidation or winding-up will include, to the extent the trusts are unable to do so, any amounts owed to the holders of the Trust Preferred Securities, and TIB will be required to make these payments out of TIB’s assets before it can make any payments to the holders of TIB’s common stock.

General Voting Requirements

     The affirmative vote of the holders of a majority of the shares of common stock entitled to vote is required to approve any action for which stockholder approval is required.

Anti-Takeover Measures

     Generally, TIB’s Articles and Bylaws contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts that have not been approved by the Board of Directors (including takeovers that certain stockholders may deem to be in their best interest). These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of stockholders, and could potentially adversely affect the market price.

     The following discussion briefly summarizes protective provisions contained in the Articles and Bylaws. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions, and is qualified in its entirety by reference to the Articles and Bylaws.

     Staggered Board Terms. The Articles provide that the Board of Directors be divided into three classes of directors, one class to be elected each year for a term of three years, with each director to hold office until its successor is duly elected and qualified. Directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person’s successor is duly elected and qualified. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the board. Accordingly, these provisions may discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

     Call of Shareholder Meetings. A special meeting of TIB shareholders, for any purpose, only may be called by the Chairman of the Board, by the President, by a majority of the directors, or by holders of shares entitled to cast not less than 67% of the votes at the meeting. Accordingly, the holders of a majority of shares could not force shareholder consideration of a proposal unless the meeting were called by the requisite shareholder percentage or the Chairman, the President, or a majority of the directors.

     Director Limited Liability Provision. The Articles provide that, a director shall not be personally liable to the Company or TIB shareholders for monetary damages for breach of duty of care or other duty as a director, except for liability (i) for any appropriation, in violation of his or her duties, of any business opportunity of the Company; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for the types of liability set forth in certain provisions of Florida law; or (iv) for any transaction from which the director derives an improper personal benefit.

     Shareholder Action by Meeting Only. The Articles also provide that any action that requires approval of the shareholders may be taken only at an annual or special meeting of shareholders, and not by means of written consent (which otherwise would allow the holders of a majority of the outstanding shares to sign a document, in lieu of a meeting, to approve such action).

Business Combinations

     Unless an exemption is available, the Florida Business Corporation Act prohibits certain “business combinations” (including any merger or similar transaction subject to a statutory stockholder vote and additional transactions involving transfers of assets or securities in specific amounts) between a Florida corporation and certain “interested stockholders” for a period of five years after the most recent date on which that stockholder became an interested stockholder. For purposes of this prohibition, an “interested stockholder” is: (i) any person who, after the date on which the corporation has 100 or more beneficial owners of its stock, beneficially owns 10% or more of the voting power of the corporation’s shares; and (ii) any affiliate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation has 100 or more beneficial owners of its stock, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation, or an affiliate thereof. After that five-year period, any such business combination must be recommended by the Board of Directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the interested stockholder with whom the business combination is to be effected, unless the corporation’s stockholders receive a minimum price (as described in the Florida Business Corporation Act) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

     These provisions of Florida law do not apply, however, to business combinations that are approved or exempted by the Board of Directors prior to the time that the stockholder becomes an interested stockholder, or if TIB’s Articles are amended to specifically provide that TIB is not subject to the foregoing requirements. Under the Florida Business Corporation Act, such an amendment must be approved by an affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders.

Control Share Acquisitions

     The Florida Business Corporation Act provides that “control shares” of a Florida corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an “acquiring person statement”), may compel the corporation’s Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

     Unless the charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, unless the charter or bylaws provides otherwise, if voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

Transfer Agent

     The transfer agent for TIB common stock is American Stock Transfer & Trust Company.

Item 5. Interests of Named Experts and Counsel.

     Not applicable.

Item 6. Indemnification of Directors and Officers.

     Section 607.0850, Florida Statutes, grants a corporation the power to indemnify its directors, officers, employees, and agents for various expenses incurred resulting from various actions taken by its directors, officers, employees, or agents on behalf of the corporation. In general, if an individual acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the action was unlawful, then the corporation has the power to indemnify said individual who was or is a party to any proceeding (including, in the absence of an adjudication of liability (unless the court otherwise determines), any proceeding by or in the right of the corporation) against liability expenses, including counsel fees, incurred in connection with such proceeding, including any appeal thereof (and, as to actions by or in the right of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof). To the extent that a director, officer, employee, or agent has been successful on the merits or otherwise in defense of any proceeding, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. The term “proceeding” includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

     Any indemnification in connection with the foregoing, unless pursuant to a determination by a court, shall be made by the corporation upon a determination that indemnification is proper in the circumstances because the individual has met the applicable standard of conduct. The determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who are not parties to such proceeding; (ii) by majority vote of a committee duly designated by the board of directors consisting solely of two or more directors not at the time parties to the proceeding; (iii) by independent legal counsel selected by the board of directors or such committee; or (iv) by the shareholders by a majority vote of a quorum consisting of shareholders who are not parties to such proceeding. Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, then the directors or the committee shall evaluate the reasonableness of expenses and may authorize indemnification. Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the corporation. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

     Section 607.0850 also provides that the indemnification and advancement of expenses provided pursuant to that Section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses may not be made if a judgment or other final adjudication established that the individual’s actions, or omissions to act, were material to the cause of action so adjudicated and constitute (i) a violation of the criminal law (unless the individual had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful); (ii) a transaction from which the individual derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor in a proceeding by or in the right of a shareholder. Indemnification and advancement of expenses shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person, unless otherwise provided when authorized or ratified.

     Section 607.0850 further provides that unless the corporation’s articles of incorporation provide otherwise, then notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that (i) the individual is entitled to mandatory indemnification under Section 607.0850 (in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses); (ii) the individual is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power under Section 607.0850; or (iii) the individual is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether the person met the standard of conduct set forth in Section 607.0850. Further, a corporation is granted the power to purchase and maintain indemnification insurance.

     The Bylaws of the Company provide for indemnification of the Company’s officers and directors and advancement of expenses. Among other things, indemnification is granted to each person who is or was a director, officer or employee of the Company and each person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation to the full extent authorized by law. The Company’s Bylaws also sets forth certain conditions in connection with any advancement of expenses and provision by the Company of any other indemnification rights and remedies. The Company also is authorized to purchase insurance on behalf of any person against liability asserted whether or not the Company would have the power to indemnify such person under the Bylaws.

Item 7. Exemption from Registration Claim.

     Not applicable.

Item 8. Exhibits.

Exhibit
Number	Description

3.1	Articles of Incorporation of TIB Financial Corp. (Incorporated by reference to the Registration Statements of TIB Financial Corp. (File Nos. 333-03499 and 333-24101) (the “Registration Statements”)
3.2	Bylaws of TIB Financial Corp. (Incorporated by reference to the Registration Statements)
5.1	Opinion and consent of Smith Mackinnon, PA, as to the validity of the shares being issued.
23.1	The consent of BDO Seidman, LLP.
24.1	Power of Attorney (included on the signature page to this Registration Statement).

Item 9. Undertakings.

     (a)  The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Key Largo, State of Florida, on the 13th day of June, 2003.

TIB FINANCIAL CORP

By:	/s/ Edward V. Lett

Edward V. Lett President and Chief Executive Officer

By:	/s/ David P. Johnson

David P. Johnson Executive Vice President and Chief Financial Officer

     Each of the undersigned hereby constitutes and appoints James R. Lawson and Edward V. Lett, and each of them as attorneys for him and in his name, place and stead, and in any and all capacities, to execute and file any amendments, supplements or statements with respect to this Registration Statement, hereby giving and granting to said attorneys, and each of them, full power and authority to do and perform each and every act and thing whatsoever requisite and necessary to be done in and about the premises, as fully, to all intents and purposes, as he might or could do if personally present at the doing thereof, hereby ratifying and confirming all that said attorney, or any of them, or their or his substitute or substitutes, may or shall lawfully do, or causes to be done, by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the 13th day of June, 2003.

Signature	Title

/s/ James R. Lawson James R. Lawson, III	Chairman of the Board

/s/ Edward V. Lett Edward V. Lett	President and Chief Executive Officer of the Company; Director

Signature	Title

/s/ Armando J. Hendriquez Armando J. Henriquez	Director

/s/ Gretchen K. Holland Gretchen K. Holland	Director

/s/ Paul O. Jones Paul O. Jones	Director

/s/ Thomas J. Longe Thomas J. Longe	Director

/s/ Derek D. Martin-Vegue Derek D. Martin-Vegue	Director

/s/ John G. Parks, Jr. John G. Parks, Jr.	Director

/s/ Joseph H. Roth, Jr. Joseph H. Roth, Jr.	Director

/s/ Marvin F. Schindler Marvin F. Schindler	Director

/s/ Otis T. Wallace Otis T. Wallace	Director

/s/ Millard J. Younkers, Jr. Millard J. Younkers, Jr.	Director

/s/ Robert A. Zolten, M.D. Robert A. Zolten, M.D.	Director

EXHIBIT INDEX

Exhibit No.		Description

5.1	—	Opinion and consent of Smith Mackinnon, PA, as to the validity of the shares being issued.
23.1	—	Consent of BDO Seidman, LLP.